

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2021

Gregory A. Beard
Chief Executive Officer
Beard Energy Transition Acquisition Corp.
601 Lexington Avenue, 20th Floor #1001
New York, NY 10022

> **Re: Beard Energy Transition Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed March 9, 2021**
> **File No. 333-254049**

Dear Mr. Beard:

We have reviewed your registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 9, 2021

Summary, page 1

1. We note your statement that you may enter into a tax receivable agreement pursuant to which you agree to share with your sponsor or owners of the target of a business combination a portion of any tax benefits resulting from increased deductions, losses and reduced gains. Please state, if true, that such an agreement could transfer economic benefits from you to the insiders. In addition, please identify the factors you will consider when deciding whether to enter into a tax receivable agreement.

Notes to consolidated financial statements
Note 6. Stockholders' Equity, page F-12

2. Please expand your disclosure to provide a more detailed description of the terms of the

Class A and Class B units issued by OpCo.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Caroline Blitzer Phillips